SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 26, 2019

I. Date, Time and Place: April 26, 2019, at 2:00 p.m., at Gol Linhas Aéreas Inteligentes S.A. (“Company”), Praça Comte. Linneu Gomes, S/N, Portaria 3 - Prédio 7 - Meeting Room of the Board of Directors, Jardim Aeroporto, City of São Paulo and State of São Paulo.

II. Calling and Attendance: Call notice on April 19, 2019, under the terms of §1 of Article 19 of the Company’s bylaws, and the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney.

III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Graziela Galli Ferreira Barioni, to act as secretary of the meeting.

IV. Agenda: To pass resolutions on the following matters:

(i)	approval of the Company’s financial statements for the first quarter of 2019, with special review by Ernst & Young Auditores Independentes S.S. (“EY”);
(ii)	homologation of the capital increase, as result of the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plan;
(iii)	election of the members of the Company’s committees and subcommittee;
(iv)

grant by the Company of a corporate guarantee of obligations of Gol Linhas Aéreas S.A. (“GLA”), controlled by the Company, under a certain Derivatives Contract with JPMorgan Chase Bank, National Association (“JPMorgan”), in the amount of up to US$10,000,000.00;

(v)	execution of two credit agreements, among the Company, GLA, Crédit Agricole CIB

Bank (“CA-CIB”) and Export-Import Bank of the United States (“Ex-Im Bank”), in the amount of up to US$11,000,000.00 each, to finance maintenance services and the installation of wi-fi kits on GLA’s aircraft engines (“Credit Agreements”);

(vi)

execution of two guaranty agreements, among the Company, CA-CIB and Ex-Im Bank, providing for the Company’s guarantee of GLA’s obligations under the Credit Agreements and the related promissory notes (“Guaranty Agreements”);

(vii)

execution of two borrower indemnity agreements (“Borrower Indemnity Agreements”) and fee letters (“Fee Letters”) setting forth the Company’s direct obligations relating to financing agreements for maintenance services and the installation of wi-fi kits on GLA’s aircraft engines;

(viii)

execution of any other agreements, commitments or documents relating to the financing of maintenance services and the installation of wi-fi kits on GLA’s aircraft engines, guaranteed by Ex-Im Bank, mentioned in items “v” “vi” and “vii” above;

(ix)

execution of guaranty agreement(s) in connection with the financing of the pre-delivery payment for aircraft acquisitions, among the Company, GAC Inc. (“GAC”), a subsidiary of the Company, JPMorgan and Ex-Im Bank, in the amount of up to US$22,000,000.00;

(x)

execution of guaranty agreement(s) in connection with the financing of the pre-delivery payment for aircraft acquisitions, among the Company, GAC, CA-CIB and Ex-Im Bank, in the amount of up to US$33,000,000.00;

(xi)

execution of any other agreements, commitments or documents relating to the financing of the pre-delivery payment for aircraft acquisitions, guaranteed by Ex-Im Bank, mentioned in items “ix” and “x” above;

(xii)	issuance of subscription warrants for preferred shares of the Company, registered and nominative, with no par value and no voting rights, except as provided for in the Company's bylaws;
(xiii)

authorization for the Company’s officers to take any and all appropriate measures and to perform any and all acts and sign all documents necessary or convenient to carry out the matter set forth in item “xii” above;

(xiv)	designation of the Company’s new external independent auditor; and
(xv)

authorization for the Company’s officers to take all measures necessary to implement the readjustment to the tariff in the terms and conditions established in the Miles and Tickets Purchase and Sale Commercial Agreement between the Company and Smiles Fidelidade S.A. (“Smiles”) on December 28, 2012.

V.Resolutions:After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the members of the Board of Directors approved by unanimous vote:

(i)

the Company’s financial statements for the first quarter of 2019, with special review by EY; accordingly, one copy of the financial statements, duly approved and initialed by the chairman and the secretary of the meeting, will be filed with the Company’s head office and disclosed on the due date;

(ii)

homologation of the capital increase within the Company’s authorized capital, in the amount of R$511,992.80, upon issuance of 140,896 preferred shares, all nominative with no par value, as a result of the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plan; these shares are identical to existing shares and, under the terms of the Stock Purchase Option Plan, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on capital: (ii.a) exclusion of the preemptive rights of current shareholders of the Company upon the subscription to new preferred shares, in conformity with the provisions in Article 171, §3, of Law No. 6404, dated December 15, 1976, as amended; and (ii.b) the total issue price was set at R$511,992.80, in accordance with the Stock Purchase Option Plan.

As a result of the foregoing, in this item “ii”, the Company’s capital stock shall be increased from R$3,102,819,211.49 to R$3,103,331,204.29, represented by 3,131,888,874 shares, of which 2,863,682,710 are common shares and 268,206,164 are preferred shares, all nominative with no par value;

(iii)	election of the following members, for a term of one year as of the date hereof, for the following committees and subcommittee of the Company: (a) Statutory Audit Committee: Messrs. (1) André Béla Jánszky, Brazilian, married, lawyer, holder of Identity Card RG no. 38.409.140-4, issued by SSP/SP, and enrolled with the CPF/MF Individual Taxpayer Registry under no. 346.695.188-79; (2) Antonio Kandir, Brazilian, divorced, engineer, holder of Identity Card RG no. 4.866.700-6, issued by SSP/SP, and enrolled with the CPF/MF under no. 146.229.631-91; and (3) Francis James Leahy Meaney, American, married, economist, bearer of National Register of Foreigners no. V218988-N, enrolled with the CPF/MF under no. 054.404.117-80, being Mr. Francis James Leahy Meaney the member who complies with the legal requirements provided for in Article 31-C, paragraphs 5 and 6, of CVM Instruction No. 308/99 and the U.S. Sarbanes-Oxley Act, Section 407, and Mr. André Béla Jánszky the coordinator of the Statutory Audit Committee, elected by the members of the committee present at the meeting; (b) People and Corporate Governance Committee: Messrs. (1) Constantino de Oliveira Junior, Brazilian, married, businessman, holder of Identity Card RG no. 929.100, issued by SSP/DF, and enrolled with the CPF/MF under no. 417.942.901-25; (2) André Béla Jánszky, already qualified; (3) Paulo Sergio Kakinoff, Brazilian, married, business manager, holder of Identity Card RG no. 25.465.939-1, issued by SSP/SP, and enrolled with the CPF/MF under no. 194.344.518-41; (4) Antonio Kandir, already qualified; (5) Betânia Tânure de Barros, Brazilian, married, psychologist, holder of Identity Card RG no. M-1.072.104, and enrolled with CPF/MF under no. 385.001.086-49; and (6) Paulo Cézar Aragão, Brazilian, divorced, lawyer, holder of Identity Card OAB/RJ no. 21.560 and enrolled with CPF/MF under no. 174.204.407-78; (c) Financial Policy Committee: Messrs. (1) Constantino de Oliveira Junior; already qualified; (2) André Béla Jánszky, already qualified; (3) Antonio Kandir, already qualified; (4) Paulo Sergio Kakinoff, already qualified; and (5) Richard Freeman Lark, Jr., Brazilian, single, businessman, holder of Identity Card RG no. 50.440.294-8, issued by SSP/SP, and enrolled with the CPF/MF under no. 214.996.428-73; (d) Risk Policies Committee: Messrs. (1) Constantino de Oliveira Junior; already qualified; (2) Antonio Kandir, already qualified; (3) Paulo Sergio Kakinoff, already qualified; and (4) Richard Freeman Lark, Jr., already qualified; (e) Alliances Committee: Messrs. (1) Constantino de Oliveira Junior, already qualified; (2) Paulo Sergio Kakinoff, already qualified; (3) William Charles Carroll, American, married, accountant, holder of U.S. Passport no. 028.889.023; and (4) Pieter Elbers, Dutch, married, business manager, holder of Netherlands Passport no. BN139PP18; and (f) Accounting and Tax and Financial Statements Subcommittee: Messrs. (1) Valdenise dos Santos Menezes, Brazilian, married, accountant, holder of Identity Card RG no. 05.929.893-5, issued by Detran/RJ, and enrolled with the CPF/MF under no. 836.229.937-15; (2) Marcos da Cunha Carneiro, Brazilian, married, economist, holder of Identity Card no. 04.831.135-1, issued by IFP, and enrolled with the CPF/MF under nº 663.964.337-53; and (3) Natan Szuster, Brazilian, married, accountant, holder of Identity Card RG no. 2.964.224, issued by the DETRAN/RJ, and enrolled with the CPF/MF under no. 388.585.417-15; all of them domiciled at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, in the city of São Paulo, state of São Paulo, CEP 04626-020;

(iv)	grant by the Company of a corporate guarantee of obligations of GLA under a certain Derivatives Contract with JPMorgan, in the amount of up to US$10,000,000.00;
(v)

execution of two credit agreements, among the Company, GLA, CA-CIB and Ex-Im Bank, in the amount of up to US$11,000,000.00 each, to finance maintenance services and the installation of wi-fi kits on GLA’s aircraft engines (“Credit Agreements”);

(vi)

execution of two guaranty agreements, among the Company, CA-CIB and Ex-Im Bank, providing for the Company’s guarantee of GLA’s obligations under the Credit Agreements and the related promissory notes (“Guaranty Agreements”);

(vii)

execution of two Borrower Indemnity Agreements and Fee Letters setting forth the Company’s direct obligations relating to financing agreements for maintenance services and the installation of wi-fi kits on GLA’s aircraft engines;

(viii)

execution of any other agreements, commitments or documents relating to the financing of maintenance services and the installation of wi-fi kits on GLA’s aircraft engines, guaranteed by Ex-Im Bank, mentioned in items “v” “vi” and “vii” above;

(ix)

execution of guaranty agreement(s) in connection with the financing of the pre-delivery payment for aircraft acquisitions, among the Company, GAC, JPMorgan and Ex-Im Bank, in the amount of up to US$22,000,000.00;

(x)

execution of guaranty agreement(s) in connection with the financing of the pre-delivery payment for aircraft acquisitions, among the Company, GAC, CA-CIB and Ex-Im Bank, in the amount of up to US$33,000,000.00;

(xi)	execution of any other agreements, commitments or documents relating to the financing of the pre-delivery payment for aircraft acquisitions, guaranteed by Ex-Im

Bank, mentioned in items “ix” and “x” above;
(xii)

issuance by the Company of up to 56,054,019 subscription warrants for preferred shares, registered and nominative, with no par value and no voting rights, except as provided for in the Company's bylaws (“Warrants”). The Warrants will have the following main features and conditions, which are further described in the template of Warrant Certificate in Exhibit I hereto and with the content in Exhibit II hereto:

(A)

Purchase Price. The purchase price of each Warrant is R$13.04 ("Subscription Price"), which is the average of Brasilpar Serviços Financeiros Ltda.’s assessments, taking into consideration the Warrant’s exercise term of five years.

Payment of the Subscription Price must be in cash in Brazilian reais on the subscription date, upon deposit of funds representing the subscription value of the Warrants, according to the amount obtained by multiplying the amount of Warrants subscribed to by the Subscription Price.

(B)	Form and Custody. The Warrants will be registered in book-entry form and kept in custody with Itaú Corretora.
(C)

Preemptive Rights. Holders of the Company’s shares as of May 2, 2019 ("Registration Date") will be assured the preemptive right to subscribe to the Warrants, pursuant to the sole paragraph of Article 77 and paragraph 1, sub-item “b”, of Article 171 of Law No. 6,404/76 and pursuant to the terms set forth in the Notice to Shareholders to be disclosed by the Company on April 27, 2019.

Any shares of the Company acquired on or after May 3, 2019 will not be entitled to the preemptive right to subscribe to the Warrants.

Holders of the Company’s preferred shares will be entitled to subscribe to 0.160142595 Warrant for each one preferred share held as of the Registration Date. Holders of the Company’s common shares will be entitled to subscribe to 0.004575503 Warrant for each one common share held as of the Registration Date.

(D)	Exercise or Assignment of the Preemptive Right. The preemptive right to subscribe to the Warrants may be exercised by proof of the shareholder’s identification and signature of the relevant documents during the exercise period of the preemptive right and subscription period of the remaining Warrants indicated in the Notice to Shareholders.

The members of the Board of Directors stated that the Company’s controlling shareholder, Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior (“FIP Volluto”), and MOBI Fundo de Investimento em Ações will assign their respective preemptive rights to subscribe to the Warrants to GOL Equity Finance, which, in turn, expressed its commitment to subscribe to the totality of the Warrants to which it is entitled.

The Company’s shareholders must express their interest in the reserve of the unsubscribed shares in the corresponding subscription form.

Partial subscription to the Warrants will be allowed provided that at least 34,074,063 of the total Warrants issued are subscribed to, which requirement is fulfilled considering GOL Equity Finance’s subscription commitment and the Company’s authorized capital on the exercise date of the Warrants informed above. Shareholders must opt to condition their decision in the subscription order, pursuant to the terms set forth in the Notice to Shareholders.

(xiii)

authorization for the Company’s officers to take any and all appropriate measures and to perform any and all acts and sign all documents necessary or convenient for the issuance of the Warrants and implementation of the other acts approved in item “xi”, including, but not limited to, signing the documents required for its formalization and carrying out the publications required by law and authorizing the cancellation of the Warrants that are not subscribed to;

(xiv)	designation of KPMG Auditores Independentes (“KPMG”) as the Company’s external independent auditor; and
(xv)

authorization for the Company’s officers to take all measures necessary to implement the readjustment to the tariff in the terms and conditions established in the Miles and Tickets Purchase and Sale Commercial Agreement between the Company and Smiles on December 28, 2012.

VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Graziela Galli Ferreira Barioni, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 26, 2019

___________________________________         ___________________________________

Constantino de Oliveira Junior                        Graziela Galli Ferreira Barioni

Chairman                                                     Secretary

EXHIBIT I

TERMS AND CONDITIONS OF THE WARRANTS

1.	GENERAL CHARACTERISTICS OF THE WARRANTS
(a)

Warrant Issuance. Each Warrant was issued by the Company pursuant to approval granted by the meeting of the Board of Directors held on April 26, 2019 and may be subscribed to by shareholders of the Company (“Holder”) by payment of the subscription price of R$13.04, pursuant to Article 77 of Law No. 6,404/76.

(b)

Type and Number of Warrant Shares. Each Warrant grants the Holder the right to subscribe and pay-in to one new preferred share (subject to adjustment as set forth below) (“Warrant Share”), without the need for any other formality, except as expressly set forth herein, representing an initial conversion ratio of 1:1 (i.e., one Warrant Share per each Warrant) (the “Conversion Ratio”). The Conversion Ratio shall be adjusted in accordance with item 5 below, in the event of any Adjustment Event.

(c)	Characteristics of the Preferred Shares.

Preferred shares shall not grant the right to vote, except for the matters listed below, and such preferences and advantages comprise:

(1)

priority over common shares in the capital reimbursement, in case of the Company’s liquidation, in the total amount for each preferred share corresponding to the division of the Company’s capital stock by the total number of shares issued by the Company, multiplied by 35;

(2)

the right to be included in any public offering resulting from disposition of control, under the same conditions and at the price paid for each share equivalent to 35 times the price for each common share paid to the selling controlling shareholder (as defined in the regulations of Corporate Governance Level 2 of the B3 S.A. - Brasil, Bolsa, Balcão, "Regulation" and "B3", respectively);

(3)	the right to receive dividends in the rate of 35 times the value of dividends paid to each common share; and
(4)	the right to receive, in the event of the Company’s liquidation, after the priority reimbursement of capital and reimbursement of common shares, at the ratio of 35 times the amount attributed to each common share at the time of distribution of any remaining funds attributable to the Company’s shareholders.

Preferred shares shall grant the right to vote in any resolutions of the General Shareholders’ Meeting in the event of any matter listed below (“Special Matters”):

(1)          transformation, merger, spin-off and amalgamation of the Company;

(2)          approval of agreements between the Company and its controlling shareholder (as set forth in the Regulation), directly or through third parties, as well as with other companies in which the controlling shareholder holds an interest, whenever, as a result of legal or statutory provisions, the matter is to be resolved at a General Shareholders’ Meeting;

(3)          valuation of assets destined to a capital increase of the Company;

(4)          appointment of the specialized institution or company that will determine the Company's economic value, as defined in item 10.1.1. of the Regulation;

(5)          change in the Company’s corporate purpose;

(6)          amendment or revocation of any statutory provisions that modify any of the requirements in item 4.1 of the Regulation, provided that this voting right will remain as long as the Corporate Governance Level 2 Agreement is valid (as defined in the Regulation);

(7)          amendment or revocation of Articles 12 to 16, 18, paragraphs 3, 5 and 6 and 36 to 38 and 50 of the Company’s bylaws; and

(8)          any amendments to the voting rights established in the Special Matters and any amendments to paragraphs 5 and 8 of Article 5 of the Company’s bylaws.

2.	EXERCISE OF THE WARRANT
(a)	Exercise Period. The right of each Warrant shall be exercisable by the Holder at any time beginning on May 8, 2019, and ending on June 30, 2024 (“Exercise Period”).
(b)

Warrant Exercise. The right of each Warrant will only be exercisable by the Holder once, with regards to the totality (and no less than the totality) of the Warrant Shares. The Holder shall exercise irrevocably and irreversibly its rights under each Warrant upon delivery of a written notice to the Company, within the Exercise Period (“Exercise Notice”).

(c)	Warrant Cancellation. The Warrant shall be automatically cancelled if the Holder fails to exercise the Warrant within the Exercise Period.
(d)

Exercise Price. The exercise price of the right of each Warrant per Warrant Share shall initially be R$39.24 and may be adjusted from time to time as set forth below (as adjusted, the “Exercise Price”). The Exercise Price may be paid by the Holder in cash or by assignment of credits against the Company, including any indebtedness guaranteed by the Company.

3.	SUBSCRIPTION TO THE WARRANT SHARE
(a)

Subscription to the Warrant Share. In the event that the Holder delivers a valid and timely Exercise Notice to exercise its subscription right under a Warrant, the Holder shall subscribe the Warrant Shares within five business days counted as of the delivery of the Exercise Notice, and shall pay the Exercise Price upfront, simultaneously with the subscription act (“Subscription Date”). The Company shall provide to the Holder, directly or throughout the bookkeeper of the Company’s shares, any forms or other documents that may be required for subscription to the Warrant Shares.

(b)

Delivery of the Warrant Shares. The Warrant Shares will be delivered to the Holder within five business days counted from the Subscription Date by the bookkeeper of the Company’s shares, provided that the Holder shall deliver all supplemental documentation required by the bookkeeper for this purpose.

(c)

Characteristics of Warrant Shares. The Warrant Shares shall have the same political and economic rights and the same advantages and benefits attributed to the Company’s preferred shares on the date of issuance of the Warrant Shares.

(d)

Capital Remuneration. The Warrant Shares, when issued, shall be entitled to receive in full any dividends or interest on equity capital (or other remunerations), and any other remuneration on capital which may be declared by the Company as from the date of the issuance of the Warrant Shares, and to all rights and benefits attributed to the Company’s shareholders, on the same terms and conditions applicable to the Company’s other preferred shares as from the issuance date of the Warrant Shares.

4.         ANTI-DILUTION

During the Exercise Period, the Exercise Price and the Conversion Ratio are subject to the adjustments resulting from the realization of the following corporate events ("Adjustment Events"), subject to the rules established herein:

(i)  First Adjustment Event. If the Company performs any (a) issuance of preferred shares as a dividend or distribution on the preferred shares; or (b) splits or combinations of the preferred shares, the Exercise Price shall be adjusted based on the following formula:

EP1 = EP0 ×	PN0
PN1

Where:

“EP1”

means the adjusted Exercise Price, in force immediately after the date that the preferred shares start to be traded ex-rights due to the Adjustment Event or the date on which the preferred shares start to be traded in the normal course reflecting a split or combination of preferred shares, as the case may be;

“EP0”

means the adjusted Exercise Price, in force immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event or the date on which the preferred shares start to be traded in the normal course reflecting a split or combination of preferred shares, as the case may be;

“PN0”

means the number of preferred shares existing immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event or the date on which the preferred shares start to be traded in the normal course reflecting a split or combination of preferred shares, as the case may be, excluding the effects of the Adjustment Event;

“PN1”

means the number of preferred shares existing immediately after the date that the preferred shares start to be traded ex-rights due to the Adjustment Event or the date on which the preferred shares start to be traded in the normal course reflecting a split or combination of preferred shares, as the case may be, considering the effects of the Adjustment Event.

(ii) Second Adjustment Event. If the Company (a) issues preferred shares, Warrants for subscription to preferred shares or other securities convertible into or exchangeable for preferred shares; or (b) grants options for the acquisition of preferred shares, which in any case guarantee the right to holders of preferred shares to subscribe to or purchase new preferred shares (y) within a period of up to 45 days as of the reference date that identifies the Holders of preferred shares that may exercise the rights resulting from that issuance or grant, and (z) at a price for each preferred share lower than the average of the Latest Reported Sale Prices of the ADSs over the 10 consecutive Trading Day period ending on the day immediately before the date of the announcement of the Adjustment Event, including divided by the number of preferred shares then represented by one ADS (“Extraordinary Rights”), the Exercise Price shall be adjusted based on the following formula:

EP1 = EP0 ×	PN0 + A
PN1+ B

Where:

“EP1”	means the adjusted Exercise Price, in force immediately after the date that the preferred shares start to be traded ex-rights due to the Adjustment Event;

“EP0”	means the adjusted Exercise Price, in force immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event;

“PN0”	means the number of preferred shares existing immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event;

“A”

means the number of preferred shares equal to (a) the aggregate price payable to exercise such rights, options or warrants, divided by (b) the quotient of (i) the average of the Latest Reported Sale Prices of the ADSs over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants, divided by (ii) the number of preferred shares then represented by one ADS;

“B”	means the total number of preferred shares to be issued or delivered due to the exercise of the rights issued or conferred in the Adjustment Event.

(ii.a)     Any adjustment under this item (ii) will be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the open of business on the ex-dividend date for such issuance. In the event such Extraordinary Rights are not exercised during the exercise period, the Exercise Price adjustment shall be recalculated considering the application of the formula above where “B” will be the number of the preferred shares effectively issued or delivered as a result of the exercise of the Extraordinary Rights.

(ii.b)     In determining whether any rights, options or warrants entitle the holders to subscribe to or purchase preferred shares at a price per share that is less than the average of the Latest Reported Sale Prices of the ADSs for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such Adjustment Event, divided by the number of preferred shares represented by one ADS, and in determining the aggregate offering price of such preferred shares, any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or exchange thereof shall be taken into account, with the value of such consideration, if other than cash, to be determined by the Company’s Board of Directors or a committee thereof, as applicable.

(iii)   Third Adjustment Event. If the Company (a) pays any dividend or distribution in natura for the preferred shares; (b) realizes the redemption or amortization of the preferred shares by delivering property, assets or rights; (c) reduces the capital stock as a result of the delivery of property, assets or rights; the Exercise Price shall be adjusted based on the formula set forth below, provided that such event does not result in (i) an issuance of preferred shares, warrants for the subscription of preferred shares or other securities convertible in, or exchangeable for preferred shares, or grant option for the acquisition of preferred shares that represents an Extraordinary Right; (ii) a dividend or distribution in cash as set forth in item (e) below; or (iii) an Adjustment Event provided in item (d) below:

EP1 = EP0 ×	C - FMV
C

Where:

“EP1”	means the adjusted Exercise Price, in force immediately after the date that the preferred shares start to be traded ex-rights due to the Adjustment Event;

“EP0”	means the adjusted Exercise Price, in force immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event;

“C”

means the average of the Latest Reported Sale Prices of the ADSs over the 10 consecutive Trading Day period ending on the Trading Day immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event, including, divided by the number of preferred shares then represented by one ADS;

“FMV”

means the fair market value (as determined by GLAI’s Board of Directors or a committee thereof) of the shares, properties, assets or rights described in this Adjustment Event and delivered to each Holder of preferred shares on the date that the preferred shares start to be traded ex-rights due to the Adjustment Event.

(iii.a)    If the Company issues rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then: (a) the adjustments under this item (iii) will only be made once the earliest of these triggering events occurs; and (b) a readjustment under this item (iii) will be made to the extent any of these rights, options or warrants are not exercised before they expire, provided that the rights, options or warrants trade together with the preferred shares and will be issued in respect of future issuances of the preferred shares.

(iv)   Fourth Adjustment Event. In case the Company performs any of the Adjustment Events described in item (iii) above and such Adjustment Event results in the delivery to the holders of preferred shares of any type or class, or other similar securities issued by or related to a subsidiary of the Company or another business unit of the Company, which are listed or admitted to trading on a national U.S. stock exchange (directly or in the form of ADSs) (“Affiliate’s Shares"), the Exercise Price shall be adjusted based on the following formula:

EP1 = EP0 ×	D
FMV + D

Where:

“EP1”	means the adjusted Exercise Price, in force immediately after the end of the Assessment Period (defined below);

“EP0”	means the adjusted Exercise Price, in force immediately before the end of the Assessment Period (defined below);

“FMV”

means, with regard to the Affiliate’s Shares, the average of the Latest Reported Sale Prices of the Affiliate’s Shares, considering the Affiliate’s Shares received for each preferred share, over the 10 consecutive Trading Day period starting on and including the date that the preferred shares start to be traded ex-rights due to the Adjustment Event (“Assessment Period”);

“D”

means the average of the Latest Reported Sale Prices of the ADSs during the Assessment Period, divided by the number of preferred shares then represented by one ADS.

(v) Fifth Adjustment Event. In case the Company pays any dividend or effects any distribution in cash for the preferred shares, the Exercise Price shall be adjusted based on the following formula:

EP1 = EP0 ×	E - F
E

Where:

“EP1”	means the adjusted Exercise Price, in force immediately after the date that the preferred shares start to be traded ex-rights due to the Adjustment Event;

“EP0”	means the adjusted Exercise Price, in force immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event;

“E”

means the Latest Reported Sale Price of the ADSs on the Trading Date immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event divided by the number of preferred shares then represented by one ADS;

“F”

means the amount in cash for each preferred share distributed by the Company.

(vi)   Adjustment in the Conversion Ratio. Upon the occurrence of any Adjustment Event, simultaneously to the adjustment of the Exercise Price, the Conversion Ratio shall be adjusted based on the following formula:

CR1 = CR0×	EP0
EP1

Where:

“CR1”	means the adjusted Conversion Rate, in force immediately after the Adjustment Event;

“CR0”	means the adjusted Conversion Rate, in force immediately before the Adjustment Event;

“EP1”	means the adjusted Exercise Price, in force immediately after the Adjustment Event;

“EP0”	means the adjusted Exercise Price, in force immediately before the Adjustment Event.

For the avoidance of doubt, the Exercise Price and the Conversion Ratio will not be adjusted as a result of any other event, including, without limitation, (i) the issuance of common shares; (ii) the issuance of preferred shares or the grant of options to purchase preferred shares pursuant to the Restricted Stock Plan and the Stock Option Plan approved by the Company's Extraordinary General Shareholders’ Meeting held on October 19, 2012 or any other stock option plan to subscribe to or purchase preferred shares to be approved by the Company's shareholders; (iii) the issuance of preferred shares or the grant of options to purchase preferred shares in compliance with any obligation of the Company existing on March 14, 2019; and (iv) the repurchase of preferred shares in accordance with a repurchase program approved by the Company's Board of Directors.

In case the application of the formulas established in this item 4 results in decimal values, the Company must follow the guidelines of the B3 and the CVM regarding rounding.

In the case of any (a) recapitalization, reclassification or change in the preferred shares (other than changes in par value or resulting from a subdivision or combination) or (b) any consolidation, merger, merger of shares or other combination involving the Company, as a result of which the preferred shares would be converted into or exchanged for (“Specified Corporate Event”) stock, other securities, other property or assets (including cash or any combination thereof) (“Reference Property”), then the Holder shall be entitled to receive the Reference Property that a holder of a number of preferred shares corresponding to the Conversion Ratio immediately prior to such Specified Corporate Event would have been entitled to receive upon such Specified Corporate Event.

If the Specified Corporate Event causes the preferred shares to be converted into, or exchanged for, the right to receive more than a single type of Reference Property (determined based upon any form of holder election), the Reference Property will be deemed to be based on: (a) the weighted average of the types and amounts of consideration received by the holders of the preferred shares that affirmatively make such an election, and (b) if no holders of the preferred shares affirmatively make such an election, the types and amounts of consideration actually received by the holders of the preferred shares.

5.         ENCUMBRANCES

The Holder shall not permit any Encumbrance on the Warrant.

6.         DEFINITIONS

For all purposes, the following expressions and defined terms beginning with a capital letter, both singular and plural, masculine or feminine, shall have the meanings indicated below:

 “ADS” means the American Depositary Shares each representing two non-voting preferred shares of the Company.

“Trading Day” means any day on which (i) trading in the ADSs (or Subsidiary Shares, as applicable) generally occurs on the American Stock Market or, if the ADSs (or Subsidiary Shares, as applicable) are not then listed on the American Stock Market on such date, on the principal other market on which the ADSs (or Subsidiary Shares, as applicable) are then traded; and (ii) a Latest Reported Sale Price for the ADSs (or the Subsidiary Shares, as applicable) is available on such securities exchange or market. If the ADSs (or Subsidiary Shares, as applicable) are not listed or traded under the terms set forth herein, a Trading Day means a Business Day.

“Business Day” means any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

“Encumbrances” means any encumbrance, lien, burden, charges or similar.

“NYSE” means the New York Stock Exchange.

“Latest Reported Sale Price” means, with respect to the ADSs or the Affiliate’s Shares, as applicable, (x) the closing sale price per ADS (or Affiliate’s Shares, as applicable) (or if the closing sale price has not been reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions on the NYSE or, if the ADS (or Affiliate’s Shares, as applicable) are not listed on the NYSE, on the other major national or regional American Stock Exchange on which the ADSs (or Affiliate’s Shares, as applicable) are listed ("American Stock Exchange"); (y) if the ADSs are not listed for trading on the American Stock Exchange on such date, the last quoted bid price for the ADSs in the over-the-counter market on such date as reported by OTC Markets Group Inc. or a similar organization; or (z) if the ADSs are not quoted under the terms of item (y) above, the average of the mid-point of the last bid and ask prices for the ADSs on such date from each of at least three nationally recognized independent investment banking firms selected for this purpose, in any case by converting the resulting U.S. dollar amount into Brazilian reais by applying the PTAX U.S. dollar exchange rate disclosed by the Central Bank of Brazil for the business day prior to the ADS quotation date (or Affiliate’s Shares, as applicable).

EXHIBIT II

EXHIBIT 30-XXXII OF NORMATIVE RULING NO. 480/2009, AS ADJUSTED WITH THE INFORMATION OF EXHIBIT 15 OF NORMATIVE RULING No. 481/2009 OF THE BRAZILIAN SECURITIES COMISSION (COMISSÃO DE VALORES MOBILIÁRIOS)

a.           Inform the number of subscription warrants to be issued

Up to 56,054,019 Warrants will be issued. Each Warrant will give its holder the right to subscribe to one preferred share issued by the Company, which have the characteristics described in Article 5 of the Company’s bylaws.

Partial subscription to the Warrants will be allowed provided that at least 60.79% of the total Warrants issued are subscribed to, as set forth below.

b.           Explain, with details, the reasons for the issuance and its consequences

The issuance mainly seeks to enable GOL Equity Finance’s exchangeable debt transaction, as informed to the market on March 14, 2019. For this purpose, FIP Volluto and MOBI Fundo de Investimento em Ações have informed the Company that they will assign their preemptive right to subscribe to their portion of the Warrants to GOL Equity Finance.

c.           Inform the issuance price and exercise price of the warrants

The issuance price of the Warrants is R$13.04 per Warrant and must be paid upon subscription to the Warrants, in cash in Brazilian reais.

Each Warrant will give its holder the right to subscribe to one preferred share, at the exercise price of R$39.24 per preferred share.

d.           Inform the criteria used to determine the issuance price and exercise price, justifying, in detail, the economic aspects that determined their choice

The issuance price of the Warrants was set at R$13.04 per Warrant, by applying the results of a study by Brasilpar Serviços Financeiros Ltda., at the request of the Board of Directors.

The exercise price of the Warrants, i.e., the issuance price of the preferred shares to be delivered to exercising Warrant holders, was set in accordance with the terms of and in order to enable GOL Equity Finance’s exchangeable debt transaction.

e.           Provide management’s opinion on the effects of the capital increase, especially with regard to the dilution caused by the capital increase

Considering that the preemptive right to subscribe to the Warrants will be assured to the Company's shareholders, if shareholders exercise their respective preemptive rights and convert all their Warrants into shares, there will be no dilution of their interest in the Company.

f.            Inform the terms and conditions to which the exercise of the warrants is subject

The Warrants may be exercised at any time in the period beginning on May 8, 2019, 2019 and ending on July 30, 2024.

g.           Inform if the shareholders will have preemptive rights to subscribe to the warrants, detailing the terms and conditions to which these rights are subject

The issuance of Warrants is targeted primarily to the Company’s shareholders, who will have preemptive rights to subscribe to the Warrants in proportion to the number of shares held by them, as set forth in Article 171, paragraph 3, of Law No. 6404/76. For the purpose of this calculation, all shares issued by the Company, whether common or preferred, were considered, although common shares were considered at a ratio of 35:1.

Shareholders of the Company that hold shares as of May 2, 2019 will be entitled to the preemptive rights.

Exercise of the preemptive rights may occur within a period of 30 days from and including May 8, 2019 to and including June 10, 2019. Any shares of the Company acquired on or after May 3, 2019 will not be entitled to the preemptive right to subscribe to the Warrants and will be traded without these preemptive rights.

Any fractions of Warrants resulting from the exercise of the preemptive rights shall be disregarded. Any such fractions will be grouped in whole numbers of Warrants and will be considered remaining Warrants that can be subscribed to by investors who expressed interest in them during the subscription period.

FIP Volluto and MOBI Fundo de Investimento em Ações have informed the Company that they have assigned their preemptive rights to GOL Equity Finance, which, in turn, expressed its commitment to subscribe to the totality of the Warrants to which it is entitled, i.e., 34,074,063 Warrants.

Possibility of Partial Subscription

Partial subscription to the Warrants will be allowed provided that at least 34,074,063 Warrants are subscribed to, which is certain considering GOL Equity Finance’s subscription commitment.

Subscribers who wish to condition their subscription decision (for the issue of all Warrants or a minimum amount determined by them, and subject to the minimum number established by the Board of Directors informed above) must do so at the time of subscription.

Considering that partial subscription to the Warrants will be allowed, subscribers must indicate upon subscription whether, in the case of a partial subscription, they choose to receive (a) the totality of the Warrants subscribed to or (b) the amount equivalent to the ratio between the number of Warrants actually subscribed to and the maximum number of Warrants subject to the issuance. In the absence of a subscriber's manifestation, the subscriber's interest in receiving the totality of the Warrants subscribed to by him shall be presumed.

The Company will not open an additional period for the revision of the subscription decision in the case of partial subscription to the Warrants.

Treatment of Remaining Warrants

Upon exercise of their preemptive rights, subscribers that wish to subscribe to remaining Warrants shall express their intention to do so. In a period of up to five business days as of the end of the term to exercise preemptive rights, the Company will disclose a notice to shareholders, in which the apportionment of remaining Warrants will be informed.

If there are any remaining Warrants, the Company will apportion among those subscribers who have requested a reserve of remaining Warrants. A round of apportionment of remaining Warrants will be performed, observing the proportion of Warrants subscribed to by each interested party considering the total Warrants subscribed to at that moment.

If, however, there are still remaining Warrants, the balance will be canceled by the Company.

h.           Inform the secondary market where the warrants will be traded, if applicable

The Warrants will be admitted to trading on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) as of a date to be timely informed to shareholders.

i.            Describe the rights, advantages and restrictions of the shares to be delivered upon exercise of the warrants

The Company’s preferred shares to be delivered upon exercise of the Warrants will be entitled to the full receipt of dividends or interest on own capital that may be declared by the Company as of the date of issuance and to all other rights and benefits that are conferred to holders of the Company’s preferred shares on equal terms and conditions.

j.         Inform the percentage of potential dilution resulting from the issuance

If only the minimum amount of 34,074,063 Warrants is subscribed to, as detailed above, the potential dilution resulting from the issuance of the Warrants for the Company’s shareholders shall be 8.87%.

k.           Price

a) minimum, average and maximum price of the shares for each year in the last three years:

Year	Minimum (R$)	Average (R$)	Maximum (R$)
2018	9.31	16.20	25.38
2017	4.51	10.20	15.60
2016	1.16	4.17	8.34

b) minimum, average and maximum price of the shares for each quarter in the last two years:

Quarter	Minimum (R$)	Average (R$)	Maximum (R$)
1Q2019	22.81	26.25	30.69
4Q2018	10.61	19.10	25.38
3Q2018	9.31	11.75	14.83
2Q2018	10.18	16.10	23.89
1Q2018	14.60	18.13	21.68
4Q2017	12.44	14.25	15.60
3Q2017	7.36	10.61	14.09
2Q2017	7.22	8.79	11.25

c) minimum, average and maximum price of the shares for each month, in the last six months:

Month	Minimum (R$)	Average (R$)	Maximum (R$)
Mar/19	25.15	27.34	30.69
Feb/19	24.92	27.50	28.91
Jan/19	22.81	24.05	25.63
Dec/18	18.40	22.57	25.38
Nov/18	19.25	20.5	22.08
Oct/18	10.61	15.07	18.41

d) average price of the shares in the last ninety days:

R$25.47 as of April 26, 2019.

e) issuance price of the shares in capital increases in the last three years:

Year	Date	Issuance Price
2019	February 27	R$4,588,828.65
2018	December 21	R$5,491,473.91
2018	October 31	R$166,634.62
2018	August 1	R$2,472,026.37
2018	May 8	R$5,798,532.45
2018	January 11	R$1,499,719.17
2017	December 13	R$22,620.00
2017	October 17	R$1,492,101.91
2017	August 8	R$1,177,740.71
2016	Not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.